SpatiaLight, Inc.
                        Five Hamilton Landing, Suite 100
                                Novato, CA 94949



December 6, 2005

U.S. Securities and Exchange Commission
100 F Street
Washington, D.C.  20549

Re: SpatiaLight, Inc. - Withdrawal of Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-122392)
      (the "Post-Effective Amendment")

Ladies and Gentlemen:

SpatiaLight, Inc. (the "Company") requests that the above-referenced Post-Effective Amendment be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933, as amended. The Post-Effective Amendment was filed on August 23, 2005.

Following discussion with the Staff and in accordance with the Staff's letter to the Company, dated November 29, 2005, the Company is concurrently filing Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-122392), which will include a consent of the independent registered public accounting firm Odenberg, Ullakko, Muranishi & Co., LLP.

If you have any questions regarding this withdrawal request, please contact the undersigned at 415-883-1693.

Very truly yours,



/s/ Robert A. Olins
----------------------------------------
Robert A. Olins, Chief Executive Officer


cc:  Donald Hunt, Esq.
     Attorney-Advisor
     U.S. Securities and Exchange Commission, Division of Corporate Finance